1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

August 6, 2025

Via EDGAR

Ms. Claire Erlanger and Mr. Kevin Woody
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Year Ended December 28, 2024
Form 10-Q for the Quarter Ended March 29, 2025
Response Letter dated May 21, 2025
File No. 001-05224

Dear Ms. Erlanger and Mr. Woody:

The following is in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated July 10, 2025 pertaining to the Form 10-K for the fiscal year ended December 28, 2024 of Stanley Black & Decker, Inc. (the “Company”) filed on February 18, 2025 (the “Form 10-K”), and the Company’s response letter dated May 21, 2025. The Staff’s comment is repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Year Ended December 28, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings, page 32

1.We note from your response to our prior comment 2 that the closure of the Ft. Worth site and related inventory and tooling charges were a result of your inability to fully ramp production using new automation technology and equipment. As a result, the inventory and tooling were no longer viable or usable elsewhere in the Company’s operations. Please tell us more about the decision to close the Ft. Worth plant, including what specifically led to the closure during 2023, and describe any broad effects this decision had on your operations. As part of your response, please clarify why this inventory and tooling could not be used elsewhere in the company or sold to a third party. In addition, please quantify the amount of the charge incurred related to each type of inventory and tooling equipment.

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
The Company acknowledges the Staff’s comment and advises the Staff that the Fort Worth, Texas plant was specifically designed and constructed to support a new customer program to produce certain mechanics hand tools in the U.S., which were previously manufactured offshore for the customer by a 3rd party company, and re-brand such products from the customer’s private label to Craftsman. The objectives of the program were to: (a) re-shore the manufacturing of the mechanics hand tools and produce at a lower cost (or comparable cost to offshore manufacturing) by leveraging innovative manufacturing technology, equipment, and automation at the Fort Worth plant, and (b) market the products (primarily combo kits and sets comprised of ratchets, sockets and/or wrenches, along with the related accessories) under the newly re-designed Craftsman brand (following the Company’s acquisition of the brand) with a focus on “Made in the USA”.

To achieve objective (a) above, the Fort Worth plant implemented a first-of-its-kind manufacturing system, including a new metal forming process that had previously not been used in the hand tools industry and automation technology, which was expected to result in meaningful process and cost efficiencies (e.g. higher material yield, less scrap, lower energy needs, reduced number of process steps and labor hours). The new metal forming process also required specialized machinery, equipment, and tooling, which was only able to be used at the Fort Worth plant. The Company faced many challenges in implementing the manufacturing system and applying the new metal forming process to the production of hand tools, and also experienced delays and other constraints in installing and testing the specialized machinery and equipment due in part to COVID-19 and supply chain disruptions. As a result, the Company was ultimately unable to fully ramp production and achieve a sustainable operation that could consistently meet the required timelines and product cost commitment of the customer program. In March 2023, the Company announced the closure of the Fort Worth plant and discontinued the customer-specific product portfolio. Given the unique nature of the Fort Worth plant and the customer-specific product portfolio of the program, the Company’s decision to close the plant did not have a broad effect on its remaining operations. Furthermore, the Company has not employed this metal forming process, or the related specialized machinery, equipment, and tooling, at any of its other sites subsequent to the Fort Worth closure.

As previously noted, the non-cash asset write-downs in 2023 driven by the Fort Worth closure related to inventory (predominantly non-converted raw materials and WIP) and tooling equipment. The inventory write-off totaled approximately $26 million. Of the total write-off, approximately $21 million represented raw materials and WIP relating to specialized steel only useable for the new metal forming process at Fort Worth, non-kitted components and accessories that were not individually saleable products, and custom product packaging for the canceled Craftsman “Made in the USA” program that could no longer be used. The remaining inventory write-off related to losses driven by the liquidation of the remaining finished goods upon cancellation of this unique customer program. Separately, the write-off of tooling, which was unrelated and classified outside of inventory, totaled approximately $14 million and related to specialized and consumable tooling, which supported the new metal forming process and the re-designed Craftsman “Made in the USA” tool branding, that could not be used elsewhere in the Company’s operations or by a third party.

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
As noted in its previous response letter, the Company does not anticipate incurring similar charges in the future given the unique nature of the Fort Worth plant and circumstances leading to the closure, as described above.

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 259-7488.

Sincerely,

/s/ PATRICK HALLINAN

Patrick Hallinan
Executive Vice President and Chief Financial Officer
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